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                               The Thaxton Group
                             1534 Pageland Highway
                        Lancaster, South Carolina 29721
                                 (803) 285-4336

                               November 14, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Attention:     Andrea R. Biller

       Re:     The Thaxton Group, Inc.
               Registration Statement on Form SB-2 (No. 333-28713)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, The Thaxton Group, Inc. (the "Company") hereby requests that the Commission consent to withdrawal of the above-referenced registration statement. The pricing committee of the Company's board of directors has determined that current market conditions would not allow completion of the contemplated offering on terms acceptable to the committee. Please note that no preliminary prospectus related to the offering has been circulated.

                                             Very truly yours,

                                             /s/ KENNETH H. JAMES
                                             Kenneth H. James
                                             Chief Financial Officer